UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sonder Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83542D300

(CUSIP Number)

PRASHANT GUPTA

C/O NEEM PARTNERS LLC

16192 COASTAL HIGHWAY

LEWES, DE 19958

(312) 625-3856

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

Prashant Gupta 2015 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		438,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

438,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

NEEM 2020 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

RAASHI 2021 GST TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		117,696 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

117,696 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,696 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

(1) Consists of 117,696 shares of Common Stock issuable upon conversion of 117,696 shares of Series A Preferred Stock held by RAASHI 2021 GST Trust subject to the Beneficial Ownership Limitation.

4

CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

Prashant Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		567,696 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

567,696 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

567,696 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 438,000 shares of Common Stock held by the Prashant Gupta 2015 Revocable Trust, (ii) 12,000 shares of Common Stock held by the NEEM 2020 Trust and (iii) 117,696 shares of Common Stock issuable upon conversion of 117,696 shares of Series A Preferred Stock held by RAASHI 2021 GST Trust subject to the Beneficial Ownership Limitation.

5

CUSIP No. 83542D300

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sonder Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 447 Sutter St., Suite 405, #542, San Francisco, California 94108.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Prashant Gupta 2015 Revocable Trust, an Illinois trust (“PG 2015 Trust”);
(ii)	NEEM 2020 Trust, an Illinois trust (“NEEM Trust”);
(iii)	RAASHI 2021 GST Trust, an Illinois trust (“RAASHI Trust”); and
(vii)	Prashant Gupta.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 16192 Coastal Highway, Lewes, DE 19958.

(c)       The principal business of PG 2015 Trust is investing in securities. The principal business of NEEM Trust is investing in securities. The principal business of RAASHI Trust is investing in securities. Mr. Gupta is the Trustee of PG 2015 Trust, NEEM Trust and RAASHI Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       PG 2015 Trust is organized under the laws of Illinois. NEEM Trust is organized under the laws of Illinois. RAASHI Trust is organized under the laws of Illinois. Mr. Gupta is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by PG 2015 Trust, NEEM Trust and the RAASHI Trust were purchased with personal funds. The aggregate purchase price of the 438,000 shares of Common Stock directly owned by the PG 2015 Trust is approximately $3,935,954. The aggregate purchase price of the 12,000 shares of Common Stock directly owned by NEEM Trust is approximately $38,882. The aggregate purchase price of the 3,000,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) beneficially owned by RAASHI Trust is approximately $3,000,000.

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CUSIP No. 83542D300

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that the securities of the Issuer, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is based upon a denominator that is the sum of: (i) 11,585,625 shares of Common Stock outstanding as of November 1, 2024 as reported by the Issuer in its proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024 and (ii) the 117,696 shares of Common Stock underlying the shares of Series A Preferred Stock held by the Reporting Persons that are currently exercisable, as applicable.

As of the date hereof, (i) PG 2015 Trust beneficially owned 438,000 shares of Common Stock, constituting approximately 3.8% of the shares of Common Stock outstanding, (ii) NEEM Trust beneficially owned 12,000 shares of Common Stock, constituting approximately 0.1% of the shares of Common Stock outstanding and (iii) RAASHI Trust beneficially owned 117,696 shares of Common Stock issuable upon the conversion of 117,696 shares of Series A Preferred Stock held by it that are currently convertible and excluding 2,882,304 shares of Common Stock issuable upon the conversion of 2,882,304 shares of Series A Preferred Stock held by it that are not convertible due to the Beneficial Ownership Limitation (as defined below), constituting approximately 3.8% of the shares of Common Stock outstanding.

Mr. Gupta, as the Trustee of PG 2015 Trust, NEEM Trust and RAASHI Trust, may be deemed to beneficially own the 567,696 shares of Common Stock beneficially owned by PG 2015 Trust, NEEM Trust and RAASHI Trust, constituting approximately 4.9% of the shares of Common Stock outstanding.

The shares of Series A Preferred Stock are convertible at any time into a number of shares of common stock equal to (x) the liquidation preference, plus an amount equal to all accumulated and unpaid dividends on such shares (including dividends accrued and unpaid on previously unpaid dividends) divided by (y) a conversion price of the lower of (i) $1.00 and (ii) a 10% discount to the lowest daily volume-weighted average price of the Common Stock in the 7 trading days prior to the date of conversion, subject to a minimum conversion price of $0.50. The number of shares of Common Stock and Series A Preferred Stock included herein assumes a $1.00 per share conversion price and excludes any shares of Series A Preferred Stock issuable with respect to accrued and unpaid dividends and shares of Common Stock issuable upon the conversion thereof. The Reporting Persons will not be entitled to convert any shares of Series A Preferred Stock held by them that, upon giving effect to such conversion, would cause the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons to exceed 4.9% of the number of shares of Common Stock that would be outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”). As of the date hereof, the Beneficial Ownership Limitation limits the conversion of the shares of Series A Preferred Stock held by RAASHI Trust to 117,696 of the 3,000,000 shares of Series A Preferred Stock held by it.

7

CUSIP No. 83542D300

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of his position with PG 2015 Trust, NEEM Trust and RAASHI Trust, Mr. Gupta may be deemed to have shared power to vote and dispose of the shares of Common Stock directly beneficially owned by each of PG 2015 Trust, NEEM Trust and RAASHI Trust.

(c)       The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected pursuant to the SPA (as defined below).

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)       Upon the effectiveness of the Beneficial Ownership Limitation, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 13, 2024, NEEM Trust entered into a Securities Purchase Agreement (the “SPA”) with the Issuer, pursuant to which it agreed to purchase an aggregate of 3,000,000 shares of Series A Preferred Stock. On August 13, 2024, pursuant to the terms of the SPA, NEEM Trust purchased 600,000 shares of Series A Preferred Stock for an aggregate purchase price of $600,000. On August 30, 2024, NEEM Trust assigned its right under the SPA to purchase an additional 2,400,000 shares of Series A Preferred Stock to RAASHI Trust. On September 30, 2024, stockholder approval was obtained by the Issuer such that all 600,000 shares of Series A Preferred Stock became convertible into Common Stock at the option of NEEM Trust. On November 4, 2024, NEEM Trust assigned its 600,000 shares of Series A Preferred Stock to RAASHI Trust. On November 6, 2024, RAASHI Trust purchased 2,4000,000 shares of Series A Preferred Stock from the Issuer for an aggregate purchase price of $2,400,000, which were convertible at the election of RAASHI Trust into 2,400,000 shares of Common Stock. On November 15, 2024, pursuant to the terms of the SPA and the Series A Preferred Stock, Mr. Gupta elected, on behalf of himself, PG 2015 Trust, NEEM Trust and RAASHI Trust, to be subject to the Beneficial Ownership Limitation, as described in Item 5 above.

On November 27, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

8

CUSIP No. 83542D300

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 27, 2024.

9

CUSIP No. 83542D300

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

PRASHANT GUPTA 2015 REVOCABLE TRUST

By:	/s/ Prashant Gupta
Prashant Gupta
Trustee

NEEM 2020 TRUST

By:	/s/ Prashant Gupta
Prashant Gupta
Trustee

RAASHI 2021 GST TRUST

By:	/s/ Prashant Gupta
Prashant Gupta
Trustee

/s/ Prashant Gupta
PRASHANT GUPTA

10

CUSIP No. 83542D300

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RAASHI 2021 GST TRUST

Purchase of Series A Preferred Stock[1]	2,400,000	1.0000	11/06/2024

1 Purchase effected pursuant to the SPA as described in Item 6.